Exhibit 10.1

Summary of 2010 Compensation Arrangements for Named Executive Officers

Base Salary

As of August 4, 2010, the base salary of each of the “named executive officers”, as defined in Item 402 of Regulation S-K, of MicroStrategy Incorporated (“MicroStrategy” and collectively with its subsidiaries the “Company”), was as follows:

Michael J. Saylor, Chairman of the Board, President and Chief Executive Officer	$875,000
Sanju K. Bansal, Vice Chairman of the Board, Executive Vice President and Chief Operating Officer	$400,000
Jonathan F. Klein, Executive Vice President, Law & General Counsel	$550,000
Douglas K. Thede, Executive Vice President, Finance & Chief Financial Officer	$400,000
Paul N. Zolfaghari, Executive Vice President, Worldwide Sales & Operations	$450,000
Jeffrey A. Bedell, Executive Vice President, Technology & Chief Technology Officer	$400,000

Cash Bonus Compensation

The Compensation Committee is authorized to develop, adopt and implement compensation arrangements, including cash bonus awards, for Mr. Saylor. The Compensation Committee established a formula for determining the bonus amount with respect to Mr. Saylor’s performance for 2010 that is calculated using the following graduated rates based on the Company’s achievement of specified levels of diluted earnings per share (DEPS), up to a maximum potential bonus payment of $4,800,000, subject to the Compensation Committee’s discretion to award a cash bonus amount lower than the amount calculated using the formula:

•	$400,000 per dollar of DEPS for the first dollar of DEPS, plus

•	$500,000 per dollar of DEPS for the second dollar of DEPS, plus

•	$600,000 per dollar of DEPS for each dollar of DEPS over $2.00.

The Chief Executive Officer is authorized to develop, adopt and implement compensation arrangements, including cash bonus awards, for Messrs. Bansal, Klein, Thede, Zolfaghari and Bedell.

The Chief Executive Officer established cash bonus targets for each of Messrs. Bansal, Klein, Thede and Bedell for 2010 in the amounts of $450,000, $750,000, $400,000 and $450,000, respectively. Awards pursuant to the foregoing cash bonus targets will be determined by the Chief Executive Officer based on the Chief Executive Officer’s subjective evaluation of the individual’s performance in the context of general economic and industry conditions and Company performance during 2010.

The Chief Executive Officer adopted a cash bonus plan for Mr. Zolfaghari relating to his performance for each of the quarters in the fiscal year ending December 31, 2010 and for the full 2010 fiscal year. Under Mr. Zolfaghari’s bonus plan for 2010, he is eligible to receive:

•	quarterly cash bonus awards determined by multiplying 0.50% by MicroStrategy’s Core Operating Income (as defined below) for each quarter in 2010; and

•	an annual cash bonus award determined by multiplying 0.75% by the increase in the value of the Company’s maintenance contracts worldwide between the end of 2009 and the end of 2010.

Performance Incentive Plan

Awards under the Performance Incentive Plan (the “Plan”) consist of the right to receive a cash amount that is either (A) a fixed amount determined at the time of grant of the award or (B) an amount calculated by multiplying a percentage that is specified at the time of grant of the award (“Bonus Percentage”) by MicroStrategy’s Core Operating Income (as defined below) for the performance period of the award, in each case subject to reduction at the discretion of the administrator of the award for a specified amount of time following the applicable performance period, and otherwise in accordance with the terms and conditions of the Plan. For purposes of the Plan, “Core Operating Income” means income from operations before financing and other income and income taxes of

MicroStrategy’s consolidated core business intelligence business unit. Payment of a bonus amount with respect to an award will occur within 31 days after the third anniversary of the last day of the fiscal year in which the performance period of the award occurs (a “Payment Date”), subject to the award recipient being continuously employed during such three-year period and the other terms and conditions of the Plan. If an award recipient dies, becomes disabled or retires in a circumstance that would constitute a qualifying retirement under the Plan (any such event, a “Special Separation Event”) before the completion of the performance period of the award, the award recipient would be eligible to receive a pro rata portion of the cash bonus amount pertaining to the award based on the number of months of the award recipient’s employment with respect to such performance period (rounded down to the nearest whole month), payable on the Payment Date of such award. If a Special Separation Event occurs after the completion of the performance period of the award, but prior to the Payment Date of the award, the award recipient would be eligible to receive the full bonus amount pertaining to the award, payable on the Payment Date of such award.

Bonus amounts may be reduced or recouped by the Company, in whole or in part, in the event the award administrator determines that the award recipient has engaged in fraud or misconduct. The award administrator may also reduce, in whole or in part, a bonus amount payable to a recipient if the Company experiences a financial restatement and a previously determined bonus amount payable under an award is greater than it would be if such amount were determined based on the restated financial statement. The total amount paid under the Plan to any individual participant may not exceed $1,500,000 in any fiscal year (the “Annual Cap”).

On March 30, 2010, the Compensation Committee granted the following awards under the Plan, each of which has a performance period of fiscal year 2010:

Sanju K. Bansal, Vice Chairman of the Board, Executive Vice President and Chief Operating Officer of MicroStrategy, received an award with the Bonus Percentage of 0.4848%;

Jonathan F. Klein, Executive Vice President, Law & General Counsel of MicroStrategy, received an award with the Bonus Percentage of 0.6667%;

Douglas K. Thede, Executive Vice President, Finance & Chief Financial Officer of MicroStrategy, received an award with the Bonus Percentage of 0.4242%;

Paul N. Zolfaghari, Executive Vice President, Worldwide Sales & Operations of MicroStrategy, received an award with the Bonus Percentage of 0.6667%; and

Jeffrey A. Bedell, Executive Vice President, Technology & Chief Technology Officer of MicroStrategy, received an award with the Bonus Percentage of 0.5152%.

Pursuant to these awards, each of the named executive officers indicated above is eligible to receive, upon satisfaction of the terms and conditions of his award and subject to the Annual Cap, a cash bonus amount equal to the applicable Bonus Percentage multiplied by MicroStrategy’s Core Operating Income for fiscal year 2010.

Option Awards

The Compensation Committee may also, from time to time, award each of the named executive officers compensation in the form of stock options granted under the Company’s Second Amended and Restated 1999 Stock Option Plan.

In addition, the named executive officers are eligible to receive options, restricted stock awards and other awards under the Amended and Restated 2009 Stock Incentive Plan of Angel.com Incorporated (“Angel.com”), a wholly owned subsidiary of MicroStrategy.

Other Compensation

On February 25, 2005, the Company entered into an agreement with Alcantara LLC, a Delaware limited liability company (“Alcantara”), of which Mr. Saylor is the sole member. Under the agreement, the Company is (i) providing to Alcantara use of approximately 150 square feet of office space within the Company’s leased space at 1861 International Drive, McLean, Virginia, (ii) providing to Alcantara various related services, and (iii) providing to Mr. Saylor gross-up payments in respect of taxes that he may incur as a result of the arrangement. The agreement does not require any rental or other payments from Alcantara or Mr. Saylor. MicroStrategy has filed a copy of this agreement as Exhibit 10.19 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

The Company also pays Mr. Saylor’s monthly dues at a private club that offers dining services and hosts business, professional and social community events.

The Company is authorized to make available, from time to time, tickets to sporting, charity, dining, entertainment or similar events as well as use of corporate suites, club memberships or similar facilities that the Company may acquire (“Corporate Development Programs”), for personal use by Company personnel to the extent a Corporate Development Program is not at such time being used exclusively by the Company for business purposes. Eligible personnel include members of MicroStrategy’s Board of Directors (the “Board”), executive officers of the Company and other employees of the Company. Any such personal use may be deemed compensation to such persons.

The Company has adopted a policy authorizing the Company to make available, from time to time, any designated vehicle that the Company owns or may acquire (“Designated Vehicles”) for personal use by eligible Company personnel, to the extent the Designated Vehicle is not at such time being used exclusively by the Company for business purposes. Eligible personnel include the Chief Executive Officer and any employees and members of the Board authorized by the Chief Executive Officer to use Designated Vehicles. Any such personal use may be deemed compensation to such persons.

The Company is also authorized to acquire the services of one or more drivers for vehicles other than a Company vehicle (such services, “Alternative Car Services”) for personal use by eligible Company personnel. Eligible personnel include the Chief Executive Officer and any employees and members of the Board authorized by the Chief Executive Officer to use Alternative Car Services. Any such personal use may be deemed compensation to such persons. The Company has established a policy that the aggregate compensation to all Company personnel as a result of use of Alternative Car Services, together with all associated tax gross-up payments, may not exceed $150,000 in any fiscal year.

The Company has adopted an aircraft use policy which, among other things, permits certain personal use of the fractional interest that the Company has leased in a Gulfstream Aerospace 450 (the “G450”) through a fractional interest program operated by NetJets International, Inc. (“NetJets”). The fractional interest includes certain rights to use the G450 as well as other aircraft operated by NetJets (collectively, the “NetJets Aircraft”). The aircraft use policy permits personal use of the NetJets Aircraft by (i) the Chief Executive Officer, (ii) non-employee members of the Board to the extent approved by the Board’s Special Committee on Board Member Aircraft Use and (iii) other employees of the Company to the extent approved by the Chief Executive Officer, when the NetJets Aircraft is not otherwise being used by the Company exclusively for business use. Any such personal use may be deemed compensation to such persons.

From time to time, the Board may hold meetings and other related activities in various locations for which the Company’s payment of the expenses of Company participants and Company participants’ guests may be deemed compensation to Company participants (“Meeting Activities”).

Each year the Company sponsors a “President’s Club” trip for Company sales and services personnel who have met specified performance criteria as well as certain executive officers and their guests (“President’s Club Events”). Participation in President’s Club Events by Company personnel may be deemed compensation to such persons. The Company has established a policy that the compensation imputed to Mr. Saylor as a result of such participation, excluding any associated tax gross-up payments, may not exceed $30,000 in any fiscal year.

In addition, the Company may hold, host or otherwise arrange parties, outings or other similar entertainment events at which Mr. Saylor and Mr. Bansal are permitted to entertain personal guests (“Entertainment Events”) and are paid a tax gross-up for taxes they may incur as a result of such event, as described below. The Company has established a policy that the aggregate incremental cost to the Company of such Entertainment Events (to the extent that they are not Corporate Development Programs) attributable to each of Mr. Saylor and Mr. Bansal, including all tax gross-up payments, may not exceed $75,000 in any fiscal year.

To the extent that personal use of Corporate Development Programs, Designated Vehicles, Alternative Car Services or the NetJets Aircraft or participation in President’s Club Events, Entertainment Events or Meeting Activities is deemed compensation to an executive officer, the Company pays to (or withholds and pays to the appropriate taxing authority on behalf of) such executive officer a “tax gross-up” in cash, which would approximate the amount of the individual’s (i) federal and state income and payroll taxes on the taxable income associated with such participation or personal use plus (ii) federal and state income and payroll taxes on the taxes that the individual may incur as a result of the payment of taxes by the Company, subject to the aggregate amount limitations described above, if applicable.